PETROGEN



March 10, 2006


Karl Hiller, Branch Chief                                         (202) 772-9368
United States                                                          Pages:  1
Securities and Exchange Commission
100 F Street
Washington, D.C.
20549 - 7010

Re:   File No. 0-25579

Mr. Hiller,

FORM 10-KSB FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

GENERAL

1. I assume we will postpone filing all the responses until such time we compete the review, however, I will organize all the documents in anticipation of filing.

2. Agreed, I would appreciate if you would provide us with a name of a Company that has recently completed a review to the Commission's satisfaction so I may be able to search the Company's filings on the SEC website for an acceptable format.

3. I reviewed the most recent set of financial statements we sent and these two items were present, perhaps an error occurred during the faxing process that cut off these columns

FINANCIAL STATEMENTS

4.   I have deleted the sentence in question.

5. As per my conversion with Tracie Towner, I will coordinate with the Company's Auditors to contact you on Tuesday, March 21, 2006 to discuss the accounting treatment for the recapitalization. Unfortunately I am out of town from March 11, 2006 until March 20, 2006.

6. We will provide disclosures explaining any changes as a result of this review.

FORM 10-QSB FOR THE PERIODS ENDED SEPTEMBER 30, 2005

7. We will revise all accounting and disclosure changes for each Form 10-QSB the Company has filed in 2005.

I appreciate your patience and look forward to our conference call. Feel free to contact me by telephone at (604) 816-8512 or send an email at
brianfiddler@shaw.ca if the suggested timing of the conference call is unacceptable.


Sincerely,



/s/ BRIAN FIDDLER
    __________________
    Brian Fiddler, CFO


  Dairy Ashford Plaza, 2000 S. Dairy Ashford, Suite 322, Houston, Texas, 77077
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